Mail Stop 4561

May 29, 2008

VIA USMAIL and FAX (212) 297-1090

Mr. John B. Roche
Chief Financial Officer
Gramercy Capital Corporation
420 Lexington Avenue
New York, NY 10170

      Re: Gramercy Capital Corporation
             Form 10-K for the year ended December 31, 2007
             Filed on March 17, 2008
             File No. 001-32248

Dear Mr. John B. Roche:

      We have reviewed your response letter dated May 23, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 2 Significant Accounting Policies

Commercial Mortgage Backed Securities, page 101

1.   We have considered your response to our prior comment 2 related to your held-to-maturity CMBS portfolio and have the following additional comments:

        •   Your response indicates that at the time of transfer of the CMBS held to maturity portfolio in November of 2007 there was no evidence of deterioration of the securities' creditworthiness and that the forecasted cash flows had not changed from the company's original underwriting and the underlying collateral was performing as expected. We also note that there was not a significant decline in fair value as of

December 31, 2007. Explain how the company considered the approximate 20% decline in fair value experienced in the first quarter of 2008, related to the appropriateness of the held to maturity classification and the ability of the company to fully recover its investment.

- It is unclear from the information on page 17 of the company's Form 10-Q whether the decline in fair value of the held to maturity CMBS portfolio from December 31, 2007 was due solely to market conditions with there being no change in the expected cash flows from the CMBS securities or credit impairment. The reference to general reasons for declines in fair value does not explain what the company's actual experience was that led to the decline in fair value. Your response should clarify the extent to which the decline in fair value is attributable to market conditions, expected cash flows and credit deterioration.

2.   We have read your response to comment 3 related to your obligation to repurchase loans under certain circumstances. Based on your response we understand that that the loans subject to these recourse provisions were transferred in securitization transactions accounted for as financings under SFAS 140 and therefore the loans are still recorded by the company. Please clarify why you believe you are not required to record a provision for the loss you would incur upon the requirement to perform under this recourse obligation under either FIN 45 or SFAS 5. In addition, please clarify whether you have been required to perform under this recourse obligation in the past and if so, tell us the dollar amount of loans reacquired from the securitization or other payments made by the company to comply with these recourse provisions for each period in which the company was required to perform. In addition, tell us the difference between the book value of these reacquired loans and the fair value of these loans when reacquired from the CDO securitization.

Note 6 – Investments in Unconsolidated Joint Ventures, pages 115 – 116

3.   We note your response to comment 4 and request that you correspond directly with the Division's Chief Accountant's Office regarding your request for a waiver of the financial statements required under Rule 3-09 of Regulation S-X.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant